

May 23, 2008

Via Facsimile (212) 688-1158 and U.S. Mail

Jesse Lynn, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

RE: Yahoo! Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed May 15, 2008 by Carl C. Icahn, Keith A. Meister, et. al.

Preliminary Proxy Statement on Schedule 14A
Filed May 19, 2008 by Carl C. Icahn, Keith A. Meister, et. al.
File No. 000-28018

Dear Mr. Lynn:

We have reviewed the above-referenced filings and have the following comments.

Soliciting Materials filed pursuant to Rule 14a-12

1.   Please refer to comment 4 in our comment letter dated May 16, 2008.

- With respect to the first bullet point, it is unclear how the quotes you provided for support of the referenced statement do in fact support assertions that are unconditional, unequivocal and broad.
- With respect to the second bullet point, please confirm that in future filings you will qualify such statements by reference to analysts' target stock prices.
- With respect to the third bullet point, we note that your response, rather than support your reference to "many" shareholders, provides a statement from one shareholder and one analyst or, possibly, two shareholders. Please confirm that in future filings you will provide disclosure for which you have a reasonable factual basis consistent with Rule 14a-9.
- With respect to the fourth bullet point, please provide us with additional, factual support for your statement.

Preliminary Proxy Statement

To Our Fellow Yahoo Stockholders

2.   Please add page numbers to your proxy statement.

3.   We note from the company's preliminary proxy statement that it proposes to hold an election for nine, not ten, directors at its 2008 annual meeting. Please revise your disclosure as appropriate.

4.   We note that the director nominees have consented to serve if elected. Please disclose, if true, that the director nominees have consent to being named in the proxy statement. See Rule 14a-4(d)(4) of Regulation 14A.

Participants in Solicitation of Proxies

5.   Please be sure that you have provided the information required by Item 5(b) of Schedule 14A for all participants in the solicitation. We note, for example, that you have not provided a business address for Mr. Intrieri nor stated the principal occupations of several participants, such as Hopper Investments, Barberry Corp. or Beckton Corp. Please also confirm that the "various other entities controlled by Mr. Icahn who may also participate in soliciting proxies from Yahoo Stockholders" that you refer to in the third paragraph of this section have been identified in the proxy statement as participants in the solicitation.

Election of Directors

6.   Please disclose the date Mr. Chapple began working for Hawkeye Investments LLC. Please also disclose the date Mr. Meyer began working for Ocean Road Advisors, Inc. See Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

7.   We note your disclosure of Mr. Dell's indirect investment in OpenTable, which has a partnership with Yahoo. Please expand your disclosure to provide the material details of Mr. Dell's interest in the partnership, including the approximate dollar value of that interest. See Item 7(b) of Schedule 14A and Item 404(a) of Regulation S-K.

Revocation of Proxies

8.   Please revise your disclosure to state clearly that the shareholder may also revoke a GOLD proxy card provided to you prior to the vote at the annual meeting and provide a description of the steps the shareholder must take to revoke such proxy.

Cost and Method of Solicitation

9.   We note that you may employ various methods to solicit proxies. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c) of Regulation 14A. Please confirm your understanding. Additionally, please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Additional Information

10.   We note that you refer security holders to information that you are required to provide and will be contained in Yahoo's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) of Regulation 14A to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Yahoo distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of Yahoo's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Annex A

Beneficial Ownership

Gail Golden

11.   Consider removing the discussion of Ms. Golden's ownership of Yahoo shares as she does not appear to be a participant in the solicitation of proxies.

Attachment 1 to Annex A

12.   We note your disclosure regarding the purchase by Icahn parties within the past two years of American call options and the sale of European put options. Please expand your disclosure to provide a brief explanation of the differences between American and European style call and put options.

Other

13.   Refer to comment 9 above. We note in media reports that Mr. Icahn made some statements relating to this contest at a conference in New York on May 21, 2008. Please provide us your analysis for not filing related soliciting materials as required by Rule 14a-6.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions